Contact

www.linkedin.com/in/
danielledietzek (LinkedIn)

Top Skills

Growth Hacking
Pitching Ideas
Customer Acquisition

Danielle Dietzek

Cofounder of PlotTwist, Clinical Professor at Mount Sinai Phillips School of Nursing
New York, New York, United States

Summary

I began my career as a nurse in Maternal/Newborn medicine and later transitioned to a Family Nurse Practitioner. Today, I am the Cofounder of PlotTwist (Formerly Fourplay Social) and a clinical professor of Nursing. As PlotTwist's Chief Growth Officer, I lead the charge on strategic growth, using analytical skills to uncover opportunities and fuel user adoption. I also builds key alliances with other brands both within and outside of the social space to boost brand recognition and position PlotTwist as a leader in the industry.

I'm a warm, unconventional, insatiably-inquisitive person. I love documentaries and podcasts - usually about things that have absolutely zero significance in my everyday life :)

Experience

PlotTwist (formerly Fourplay Social)
Co-Founder
January 2020 - Present (6 years 2 months)

Mount Sinai Phillips School of Nursing
Clinical Professor
August 2024 - Present (1 year 7 months)
New York, New York, United States

Clinical Professor of Maternal/Newborn Health at Mount Sinai Phillips School of Nursing

NYU Langone Health
Registered Nurse
January 2015 - April 2022 (7 years 4 months)
New York, New York, United States

MICHELE MARTINHO M.D. P.C.
Family Nurse Practitioner

April 2018 - September 2019 (1 year 6 months)
New York, New York, United States

Education

Penn State University
Bachelor of Education - BEd, Elementary Education and Teaching · (2009 - 2013)

Pace University
Master's degree, Family Nurse Practitioner · (2014 - 2016)

Pace University
Accelerated Bachelor's Degree, Nursing · (2013 - 2014)

Ridgefield High School